Exhibit 99.1

YANDEX N.V.

Schiphol Boulevard 165

1118 BG  Schiphol

The Netherlands

To:	Shareholders of Yandex N.V.
From:	Board of Directors
Date:	May 9, 2016

Notice of Annual General Meeting of Shareholders of Yandex N.V.

We hereby inform you that Yandex N.V. (the “Company”) will hold its Annual General Meeting of Shareholders (“AGM”) on Friday, May 27, 2016, beginning at 9.00 a.m. local time at the Okura Hotel, Ferdinand Bolstraat 333 Amsterdam (1072 LH) The Netherlands.

Enclosed with this notice you will find the Agenda for the AGM, together with explanatory notes, as well as a Power of Attorney / Proxy to authorize company representatives to vote your shares at the AGM.

The following agenda items are scheduled for the AGM:

Introductory remarks.

1.                                      Approval of 2015 annual statutory accounts of the Company. (decision)

2.                                      Addition of 2015 profits of the Company to retained earnings. (decision)

3.                                     Discharge of the members of the Board of Directors for their liability towards the Company for their management during the 2015 financial year. (decision)

4.                                     Re-appointment of Rogier Rijnja as a non-executive member of the Board of Directors for a three-year term. (decision)

5.                                     Re-appointment of Charles Ryan as a non-executive member of the Board of Directors for a three-year term. (decision)

6.                                     Re-appointment of Alexander Voloshin as a non-executive member of the Board of Directors for a three-year term. (decision)

7.                                      Cancellation of outstanding Class C Shares. (decision)

8.                                     Amendment of the Company’s Articles of Association and authorisation to sign the notarial deed of amendment of the Articles of Association on behalf of Yandex N.V. (decision)

9.                                      Appointment of the external auditor of the Company for the 2016 financial year. (decision)

10.                               Approval of the 2016 Equity Incentive Plan; general authorization of the Board of Directors.                            (decision)

11.                              Approval of a pledge of Class A shares in favor of Yandex N.V. in connection with the “Red Rose” acquisition. (decision)

12.                               Amendment of the General Guidelines for Compensation of the Board of Directors (decision)

13.                              General authorization of the Board of Directors to issue ordinary shares and preference shares. (decision)

14.                               General authorization of the Board of Directors to exclude pre-emption rights. (decision)

15.                              General authorization of the Board of Directors to acquire shares in the Company. (decision)

Any other business.

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Copies of materials related to the AGM, including this Notice of Meeting, the Agenda and Explanatory Notes, and a copy of our 2015 Annual Report on Form 20-F, are available:

• at: http://www.edocumentview.com/YNDX

• on our website at http://yandex.com/company

• at the Company’s offices (Schiphol Boulevard 165, 1118 BG Schiphol, the Netherlands)

• from Investor Relations, tel +7 495 739-7000 or by email: askir@yandex-team.ru

The deed of amendment of the Articles of Association and the Company’s audited statutory accounts (which are prepared in accordance with IFRS solely to comply with Dutch law) are each available for inspection by shareholders at the Company’s offices at the above address; copies may be requested from Investor Relations.

On April 30, 2016 the total number of Class A Shares outstanding (excluding shares held in treasury) was 279,116,544, with a total of 279,116,544 voting rights; and the total number of Class B Shares was 45,597,969, with a total of 455,979,690 voting rights. Each Class A share carries one vote; each Class B share carries ten votes. The Class A Shares and Class B Shares will vote together as a single class on all matters at the AGM.

The persons who will be considered as entitled to vote and/or attend the AGM are those persons who on April 30, 2016, after processing of all settlements as of this date (the record date), have these rights and are registered as such in a register designated by the Board. The designated register for the Class A Shares is maintained by the Company’s transfer agent and registrar, Computershare Trust Company N.A. The designated register for the Class B Shares is maintained by the Company.

If you would like to attend the AGM and your Class A shares are held by a broker, bank or other nominee, you must bring to the AGM a letter from the nominee confirming your beneficial ownership of such shares. In order to vote your shares at the AGM, you must obtain from the nominee a proxy issued in your name. You must also bring a form of personal identification.

Your vote is important regardless of the number of shares you own. Whether or not you expect to attend the AGM, we hope you will take the time to vote your shares. If you are a shareholder of record, you may vote your Class A shares over the Internet, by telephone or by completing and mailing the enclosed Power of Attorney / Proxy card in the envelope provided. If your shares are held in ‘‘street name’’, meaning they are held for your account by a broker or other nominee, you will receive instructions from the broker that you must follow for your shares to be voted.

Many brokers are subject to New York Stock Exchange (‘‘NYSE’’) rules. The NYSE rules direct that, if you are the beneficial owner of shares held in ‘‘street name’’ by a broker, the broker, as the record holder of the shares, is required to vote those shares in accordance with your instruction. If you do not give instructions to the broker, the broker will be entitled to vote the shares with respect to ‘‘discretionary’’ items but will not be permitted to vote the shares with respect to ‘‘non-discretionary’’ items (those shares are treated as ‘‘broker non-votes’’). The election of directors and approval of the 2016 Equity Incentive Plan are not considered discretionary items. This means that brokers who have not been furnished voting instructions from their clients will not be authorized to vote in their discretion for the election of directors. We urge you to provide voting instructions to your broker so that your votes may be counted.

Proposal 8 (amendment of Articles of Association) requires the affirmative vote of the holders of two-thirds of the votes cast on the matter. All other matters require the affirmative vote of the holders of an absolute majority of the votes cast. However, if less than 50% of the issued share capital is present or represented by proxy at the AGM, proposals 7 (cancellation of C shares) and 13 (exclusion of pre-

emptive rights) will also require the affirmative vote of the holders of two-thirds of the votes cast on the matter. Under our Articles of Association, blank or invalid votes count towards establishing a quorum, but do not count for voting purposes.

Amsterdam, May 9, 2016

2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Agenda and Explanatory Notes

Date:                          May 27, 2016 at 9:00 a.m. local time

Location: Okura Hotel

Ferdinand Bolstraat 333
Amsterdam (1072 LH), The Netherlands

Opening

Introductory Remarks

Approval of 2015 statutory accounts; addition of 2015 profits to retained earnings; discharge of Directors

1.                                      To approve the annual statutory accounts of Yandex N.V. (the ‘‘Company’’) for the 2015 financial year (prepared in accordance with IFRS in accordance with the Dutch Corporate Governance Code). (Decision)

2.                                      To add the profits of the Company realized in the 2015 financial year to the retained earnings of the Company. (Decision)

3.                                      To discharge the members of the Board of Directors from their liability towards the Company in respect of the management of the Company during the 2015 financial year. (Decision)

Re-appointment of directors

4.                                      To re-appoint Rogier Rijnja to serve as a non-executive member of the Board of Directors, for a three-year term. (Decision)

5.                                      To re-appoint Charles Ryan to serve as a non-executive member of the Board of Directors, for a three-year term. (Decision)

6.                                      To re-appoint Alexander Voloshin to serve as a non-executive member of the Board of Directors, for a three-year term. (Decision)

Cancellation of shares

7.                                      To cancel 14,297,636 outstanding Class C shares, all held by the Company. (Decision)

Amendment of Articles of Association

8.                                      To amend the Company’s Articles of Association and authorize Mr. Alex de Cuba, legal counsel at Yandex N.V., and each of the lawyers, notaries and tax advisers of Van Doorne N.V., acting individually, to sign a notarial deed of amendment of the Articles of Association on behalf of Yandex N.V. (Decision)

Appointment of Auditor

9.                                      To appoint ZAO Deloitte & Touche CIS, an independent registered public accounting firm, as auditors of the Company’s consolidated financial statements for the 2016 financial year (to be prepared under U.S. GAAP), and its Dutch affiliate as external auditors of the Company’s statutory annual accounts for the 2016 financial year (to be prepared under IFRS). (Decision)

Approval of 2016 Equity Incentive Plan; general authorization of the Board of Directors

10.                               To approve, adopt and ratify the Company’s 2016 Equity Incentive Plan, and to authorize the Board of Directors to grant equity awards and issue ordinary shares under the Plan, to authorize the Board of Directors to exclude the pre-emptive right of subscription for any equity awards to be granted and ordinary shares to be issued under the Plan and to authorize the Board of Directors to do anything which may be required in connection therewith. (Decision)

Approval of a pledge of Class A shares in favor of Yandex N.V. in connection with the “Red Rose” transaction

11.                               To approve the pledge in favor of Yandex N.V. by Krasnaya Roza 1875 Limited of certain Class A shares to be held by it in connection with the acquisition by the Company of certain buildings in the Krasnaya Roza (Red Rose) complex in Moscow, Russia, where the Yandex group’s Russian headquarters are located. (Decision)

Amendment of the General Guidelines for Compensation of the Board of Directors

12.                               To approve an amendment of the General Guidelines for Compensation of the Board of Directors. (Decision)

General designations and authorizations of the Board of Directors

13.                               To designate the Board of Directors as the competent body to issue from time to time ordinary shares and preference shares up to the respective authorized share capital of the Company for a period of five years from the date of the Annual General Meeting. (Decision)

14.                               To designate the Board of Directors as the competent body to exclude pre-emptive rights of the existing shareholders in respect of the issue of ordinary shares and preference shares for a period of five years from the date of the Annual General Meeting. (Decision)

15.                               To authorize the Board of Directors for a period of 18 months to repurchase shares in the capital of the Company up to a maximum of 20% of the issued share capital from time to time, in the case of Class A shares, against a purchase price equal to the market price on the Nasdaq Global Select Market of the Class A shares at the time of repurchase. (Decision)

Other business

Any other business.

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Explanatory Notes to the Agenda

Opening

The Chief Executive Officer will look back on 2015, including the Group’s financial performance, and will look ahead, explaining the strategy and plans of Yandex for 2016.

1-3.                           Approval of 2015 Annual Statutory Accounts of Yandex N.V.; addition of 2015 profits of the Company to retained earnings; discharge of the members of the Board of Directors from their liability towards the Company for management during the 2015 financial year

These agenda items include proposals to adopt the 2015 Statutory Accounts and to add the profits of the Company realized in the 2015 financial year to the retained earnings of the Company, as well as to discharge the members of the Board of Directors, in accordance with Dutch law, from liability towards the Company for the performance of their duties in 2015. Such discharge only covers matters that are known to the Company at the 2016 AGM when the resolution to discharge is adopted. Copies of the 2015 Statutory Accounts are available for inspection by shareholders at the registered office of the Company, and can also be obtained from Investor Relations, tel +7 495 739-7000 or by email: askir@yandex-team.ru.

4.                                      Re-appointment of Rogier Rijnja as a non-executive member of the Board of Directors

It is proposed to re-appoint Rogier Rijnja as a non-executive member of the Board of Directors of the Company for a three-year term with effect from May 27, 2016 and running until the annual general meeting to be held in 2019.

Mr. Rijnja, age 53, has been a non-executive director since May 2013. He is an independent consultant, and served as Senior Vice President of Human Resources and a member of the executive committee at D.E Master Blenders, a Dutch public company listed on the Amsterdam Stock Exchange, from 2011 to February 2014. Prior to joining D.E Master Blenders, Mr. Rijnja served as head of the human resources departments at several international companies, including Maxeda (2008 to 2011), Numico N.V. (2004 to 2008) and Amazon.com (2002 to 2004). He was previously the director of global management development at Reckitt Benckiser PLC from 1998 to 2002, and a human resources manager for Nike Europe from 1996 to 1998. Mr. Rijnja held several positions at Apple between 1989 and 1996 in the Netherlands and the United States. Mr. Rijnja has a degree in law studies from Leiden University in the Netherlands.

The Board of Directors is pleased that Mr. Rijnja is available to continue to serve as a member of the Board of Directors.

5.                                      Re-appointment of Charles Ryan as a non-executive member of the Board of Directors

It is proposed to re-appoint Charles Ryan as a non-executive member of the Board of Directors of the Company for a three-year term with effect from May 27, 2016 and running until the annual general meeting to be held in 2019.

Mr. Ryan, age 48, has been a non-executive director since May 2011. A finance professional with 27 years of experience in both the Russian and international markets, Mr. Ryan co-founded United Financial Group (“UFG”) and became its Chairman and CEO in 1994. In 1998, Mr. Ryan initiated the New Technology Group within UFG Asset Management, which sponsored an early stage technology investment in ru-Net Holdings whose investments included Yandex. In 2006, Deutsche Bank acquired 100% of UFG’s investment banking business, and Mr. Ryan was appointed chief country officer and CEO of Deutsche Bank Group in Russia and remained in that position until the end of 2008, when he became chairman of UFG Asset Management. From 2008 through the end of 2010, Mr. Ryan was a consultant for Deutsche Bank. Prior to founding UFG, Mr. Ryan worked as a financial analyst with CS First Boston from 1989 to 1991 and as an associate and principal banker with the European Bank for Reconstruction and Development in London from 1991 to 1994. Mr. Ryan has a degree in Government from Harvard University.

The Board of Directors is pleased that Mr. Ryan is available to continue to serve as a member of the Board of Directors.

6.                                      Re-appointment of Alexander Voloshin as a non-executive member of the Board of Directors

It is proposed to re-appoint Alexander Voloshin as a non-executive member of the Board of Directors of the Company for a three-year term with effect from May 27, 2016 and running until the annual general meeting to be held in 2019.

Mr. Voloshin, age 59, has been a non-executive director of Yandex since August 2010 after serving as an advisor to the company for two years. Mr. Voloshin serves as the Chairman of the Board of Directors of Uralkali. Prior to joining our Board of Directors, Mr. Voloshin served as Chairman of the Board of MMC Norilsk Nickel from 2008 to 2010 and as Chairman of the Board of Directors of RAO “UES of Russia” from 1999 to 2008. From 1999 to 2003, Mr. Voloshin headed the Russian Presidential Administration. Prior to becoming Chief of Staff of the Russian President, he worked as Deputy Chief of Staff from 1998 to 1999, and as Assistant to the Chief of Staff from 1997 to 1998. He graduated from the Moscow Institute of Transport Engineers in 1978 and holds a degree in economics from the All-Russia Foreign Trade Academy.

The Board of Directors is pleased that Mr. Voloshin is available to continue to serve as a member of the Board of Directors.

7.                                      Cancellation of outstanding Class C shares

The Company has issued Class C shares from time to time solely for technical purposes, to facilitate the conversion of its Class B shares into Class A shares. The Company’s Class C shares were held by a Conversion Foundation managed by members of the Board of Directors, have been transferred for no consideration to the Company for the purpose of cancellation, and will be cancelled following the AGM.

8.                                      Amendment of the Company’s Articles of Association and authorization Mr. Alex de Cuba, legal counsel at Yandex N.V., and each of the lawyers, notaries and tax advisers of Van Doorne N.V., acting individually, to sign the notarial deed of amendment of the Articles of Association on behalf of Yandex N.V.

The Company will propose an amendment to its Articles of Association to reduce the number of authorized shares by (1) 14,297,636 Class B shares and (2) 14,297,636 Class C shares (together representing approximately €2.72 million in authorized share capital), following the conversions of Class B share into Class A shares effected since the 2015 Annual Meeting of Shareholders. A copy of the deed of amendment of the Articles of Association is available for inspection by shareholders at the Company’s registered offices, and can also be obtained on our website, http://company.yandex.com/investor_relations, or from Investor Relations, tel +7 495 739-7000 or by email: askir@yandex-team.ru.

9.                                      Appointment of the external auditor of the Company

In accordance with Dutch law, the external auditor of the Company is appointed at the AGM. The Audit Committee has advised the Board of Directors to propose at the AGM the re-appointment of ZAO Deloitte & Touche CIS, an independent registered public accounting firm, as auditors of the Company’s consolidated financial statements for the 2016 financial year (to be prepared under U.S. GAAP), and its Dutch affiliate as external auditors of the Company’s statutory annual accounts for the 2016 financial year (to be prepared under IFRS).

10.                               Approval of 2016 Equity Incentive Plan; general authorization of the Board of Directors

An Equity Incentive Plan was adopted by the shareholders in 2007, and has since been amended from time to time (the “Prior Plan”). The Board of Directors will present at the AGM for approval, and adopt a new 2016 Equity Incentive Plan (the “2016 Plan”). The Prior Plan provided that the maximum amount of awards available under the plan was equal to ten percent (10%) of the aggregate number of Class A and Class B shares issued and outstanding (by number.) The proposed 2016 Plan will provide that the maximum amount of shares available under the Prior Plan and the 2016 Plan will equal fifteen percent (15%) of the aggregate number of Class A and Class B shares issued and outstanding (by number.)  Additionally, the proposed 2016 Plan will provide employees at certain of the Company’s subsidiaries that operate as business units of the Yandex group (the “Participating Subsidiaries”) the opportunity to be granted awards in the shares of those subsidiaries. The maximum number of ordinary shares of any Participating Subsidiary which may be subject to awards over the term of the 2016 Plan (together with shares issued to management outside the plan) shall be determined by the Board but shall not exceed 20% of the aggregate number of such Participating Subsidiary Shares issued and outstanding from time to time. The Board of Directors believes that both the increase in the number of shares available for grant under the Company’s equity plans and the power to grant awards in the Company’s subsidiaries will allow the Company to continue to aggressively compete for the most talented employees, as equity incentives compose a key component of the Company’s compensation strategy. A copy of the proposed 2016 Plan is available for inspection by shareholders at the Company’s registered offices, and can also be obtained on our website, http://company.yandex.com/investor_relations, or from Investor Relations, tel +7 495 739-7000 or by email: askir@yandex-team.ru.

As of March 31, 2016, the Company had 3,769,537 options, 7,614,130 restricted share units and 217,650 share appreciation rights outstanding under the Prior Plan, and a total of 6,008,337 Class A shares had previously been issued pursuant to exercises of awards under the Prior Plan, totalling in the aggregate awards for 17,609,654 Class A shares, representing 5.51% of the aggregate number of Class A and Class B shares outstanding as of that date.

Equity-based compensation is a critical part of the Company’s compensation program. Equity-based compensation creates a culture of accountability that rewards the group’s senior executives and other key employees for maximizing shareholder value over time and aligns the interests of the group’s employees and directors with those of the shareholders. The Company has historically granted equity awards as part of certain employees’ ongoing compensation packages. The Company believes that providing equity-based compensation provides management and other key employees with a strong link to long-term corporate performance and the creation of shareholder value, as well as providing continued retention via long-term vesting.

The Company believes that competitive equity awards are important in attracting and retaining talent as the group continues to grow. Without the 2016 Plan, the group may not be able to attract and provide long-term incentives to new executives and other professional talent that are needed to achieve its corporate goals.

11.                               Approval of a pledge of Class A shares in favor of Yandex N.V. in connection with the “Red Rose” transaction

The proposal to approve Krasnaya Roza 1875 Limited’s pledge of Class A shares in favor of Yandex N.V. in connection with the “Red Rose” transaction is intended to facilitate the Company’s acquisition of certain buildings in the Krasnaya Roza complex (the “Red Rose Complex”) in Moscow, Russia, where the Company’s headquarters are located.  On November 19, 2016, the Company entered into a Framework Agreement with Krasnaya Roza 1875 Limited (the “Seller”) for the acquisition of the Red Rose (the “Agreement”).  Pursuant to the Agreement, the Company has agreed to issue 12,900,000 new Class A ordinary shares to the Seller as consideration for the acquisition. Upon approval of the pledge, the Company will be granted a first ranking pledge by the Seller over 1,500,000 of the Seller’s Class A ordinary shares, in order to secure certain of the Seller’s warranty and indemnity obligations under the Agreement.

The Board of Directors believes that this pledge of shares by the Seller protects the Company’s interests with respect to the acquisition of the Red Rose Complex. In particular, the pledge would give the Company recourse against the Seller in the event of breaches of certain provisions of the Agreement. The pledge of Yandex shares by the Seller requires approval of the Company’s shareholders under Dutch law.

12.                               Approval of an amendment of the General Guidelines for Compensation of the Board of Directors.

The proposal to amend the General Guidelines for Compensation of the Board of Directors is intended to better reflect market practice in the Company’s industry, including the delegation of broader authority to the Board of Directors to determine the compensation of executive and nonexecutive directors, including equity awards made pursuant to the Company’s equity incentive plans. These guidelines are consistent with U.S. securities laws and U.S. Securities and Exchange Commission and NASDAQ rules.  These changes are intended to give the Company the flexibility to continue to attract and retain qualified members of the Board of Directors.

13-15.             General authorization of the Board of Directors to (i) issue ordinary shares and preference shares; (ii) exclude pre-emptive rights; and (iii) acquire shares in the Company

The proposals to authorize the Board of Directors (i) to issue ordinary shares and preference shares, in an amount up to the authorized share capital from time to time of the Company, and (ii) to exclude the pre-emptive rights of shareholders in respect of such issuances are intended to give the Board of Directors flexibility in financing the Company in the most efficient manner. In addition, enabling the Board of Directors to authorize the issue of a class of preference shares in such a manner as to dilute the interest of any potential acquirer is intended to make a takeover of the Company more difficult or less attractive. Furthermore, such authorizations give the Board of Directors flexibility in the context of acquisitions and mergers.

The proposal to authorize the Board of Directors to repurchase shares in the capital of the Company, up to a maximum of 20% of the issued share capital from time to time, in the case of Class A shares, against a purchase price equal to the market price on the Nasdaq Global Select Market of the Class A shares at the time of repurchase, is intended to, among other things, enable the Company to flexibly manage its capital structure in light of market conditions and the Company’s financial position.

Adoption of these proposals at the AGM replaces the current authorizations of the Board of Directors in respect of these matters, which were granted at the Annual General Meeting of Shareholders on May 21, 2015.

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